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                                                                      EXHIBIT 99



                       CAUTIONARY STATEMENTS FOR PURPOSES
                       OF THE "SAFE HARBOR" PROVISIONS OF
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         The Timberland Company (the "Company") wishes to take advantage of The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information. Prospective information is based on management's then current expectations or forecasts. Such information is subject to the risk that such expectations or forecasts, or the assumptions used in making such estimates or forecasts, may become inaccurate. The following discussion identifies important factors that could affect the Company's actual results and could cause such results to differ materially from those contained in forward-looking statements made by or on behalf of the Company:

         DEPENDENCE ON SALES FORECASTS. The Company bases, in part, its investments in infrastructure and product on sales forecasts which are necessarily made in advance of actual sales. The Company does business in highly competitive markets, and the Company's business is affected by a variety of factors, including:

   -     brand awareness                   -     changing consumer preferences
   -     product innovations               -     fashion trends
   -     retail market conditions          -     weather conditions
   -     economic and other factors

         One of management's principal challenges is to improve its ability to predict these factors, in order to enable the Company to better match production of its products with demand. In addition, the Company's growth over the years has created the need to increase these investments in infrastructure and product and to enhance the Company's operational systems. To the extent sales forecasts are not achieved, these investments would represent a higher percentage of revenue, and the Company would experience higher inventory levels and associated carrying costs, all of which would adversely affect the Company's financial performance.

         CONSUMER ACCEPTANCE OF PRODUCTS. The success of the Company's products and marketing strategy will depend on a favorable reception by the Company's wholesale customers and consumers at retail. The Company believes that its more fashion-focused women's footwear product line and men's collection apparel products are also more susceptible to changing fashion trends and consumer preferences than are the Company's other products. In addition, any delays in production or delivery of such new products could affect the sales of such products.

         CONSUMER TRENDS AND RETAIL MARKET CONDITIONS. Sales of the Company's products are subject to consumer trends and economic and other factors affecting the retail market. For example, decreased consumer spending, a shift towards discount retailers, softness in the retail market and weakened financial condition of wholesale



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customers could adversely affect the Company's sales. In addition, warmer than anticipated weather conditions have, in past fall/winter selling seasons, reduced sales as a result of decreased consumer demand at retail for the Company's higher margin boot products. Such conditions could adversely affect the Company's financial performance in the future, especially if a greater proportion of the Company's revenue were to be made up of "at-once" orders.

         YEAR 2000. The year 2000 issue is primarily the result of computer programs using two digits rather than four to refer to a year. These programs may not properly recognize a year that begins with "20" instead of "19", which could cause an inability of computer programs to process transactions or engage in normal business activities. The Company utilizes and is dependent upon its financial, operational and planning information systems in all phases of its business functions. In the fourth quarter of 1996, the Company made a preliminary assessment of the capabilities of its systems to recognize and process dates properly in the year 2000 and beyond. The Company has developed and is implementing a compliance strategy to address these issues, including the impact on the Company of the year 2000 readiness of third parties with which the Company transacts business. The Company's Year 2000 Readiness Disclosure describes the Company's Year 2000 compliance strategy and efforts in greater detail. The Company's Year 2000 Readiness Disclosure is contained in the "Management's Discussion and Analysis" section of the Company's 1998 Annual Report. The Company will update this disclosure in its Quarterly Reports on Form 10-Q with the Securities and Exchange Commission and as circumstances may require.

         RAW MATERIALS. The Company depends on a few key sources for leather, its principal raw material, and other proprietary materials used in its products. In 1998, four suppliers provided an aggregate of more than 60% of the Company's leather purchases. One of these suppliers provided approximately 30% of the Company's leather purchases in 1998. The Company believes that leather will continue to be available from these or alternative sources. However, the Company would be adversely affected by unanticipated price increases or shortages of such materials.

         DEPENDENCE UPON INDEPENDENT MANUFACTURERS. In 1998, independent manufacturers in Asia, Europe, Mexico and South America produced approximately 80% of the unit volume of the Company's footwear products and all of its apparel and accessories. (See the "International" paragraph below for a discussion of the risks of doing business abroad to which the Company may be subject.) Approximately 56% of the Company's 1998 footwear unit volume was produced by independent manufacturers in China and Taiwan. One of these manufacturers produced approximately 30% of the Company's 1998 footwear volume. The Company believes that the shift towards sourcing product from independent manufacturers will continue to reduce manufacturing overhead and product costs, increase product quality and increase the Company's flexibility to meet changing consumer demand for particular product lines. However, the success of these measures depends on the ability of the Company's independent manufacturers to provide high quality product at lower cost and to do so with rapid turn-around times. There can


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be no assurance that the Company will be able to maintain current relationships or locate additional manufacturers who can meet the Company's requirements.

         RETAIL ORGANIZATION. In 1986, the Company opened the first Timberland(R) store dedicated exclusively to Timberland(R) products. At the end of 1998, the Company operated 30 Timberland(R) specialty stores and 44 Timberland(R) factory outlet stores worldwide. Revenue from retail stores operated by the Company in the U.S. represented 18.5% of the Company's revenue for 1998. The Company has made significant capital investments in opening these stores and incurs significant expenditures in operating these stores. The higher level of fixed costs related to the Company's retail organization adversely affects profitability, particularly in the first half of the year, as the Company's revenue historically has been more heavily weighted to the second half of the year.

         The same market conditions affecting the Company's wholesale customers described above also affect the performance of the Company's retail organization. The Company's ability to recover the investment in and expenditures of its retail organization, particularly its specialty stores, would be adversely affected if sales at its retail stores are lower than anticipated.

         Although the Company believes its factory outlet stores enable the Company to preserve the integrity of the sale of excess, damaged or discontinued, and maximize the return associated with such sales, the Company's gross margin could be adversely affected if off-price sales increase as a percentage of revenue.

         COMPETITION. The Company markets its products in highly competitive environments. Many of the Company's competitors are larger and have substantially greater resources than the Company for marketing, research and development, and other purposes. These competitors include athletic footwear companies, branded apparel companies and private labels established by retailers. Furthermore, efforts by the Company's footwear competitors to dispose of their excess inventory could put downward pressure on retail prices and could cause the Company's wholesale customers to redirect some of their purchases away from the Company's products.

         INTERNATIONAL. The Company manufactures and sources a majority of its products outside the United States. Timberland products are sold in the U.S. and internationally through its stores, operating divisions, distributors, commission agents, franchisees and licensees. Accordingly, the Company is subject to the risks of doing business abroad, including, among other risks, import restrictions, anti-dumping investigations, political or labor disturbances, expropriation and acts of war. In addition, although the Company pays for the purchase and manufacture of its products primarily in U.S. dollars, it does sell its products in markets where the local currency is not the U.S. dollar. Therefore, the Company is subject to fluctuations in foreign currency exchange rates.

         The recent downturn in the economic conditions in the Asia/Pacific region has received much public attention. The revenue the Company received in 1998 from its




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authorized distributor in that region did not decrease materially. However, the
Company has been advised that sales through Timberland(R) specialty stores operated by that distributor, particularly in Japan, have been adversely impacted by these economic conditions. While revenue from this distributor comprised less than 1% of the Company's total revenue for 1998, a prolonged downturn could adversely impact such distributor's future sales and, hence, the Company's revenue. In addition, while the Company believes it has chosen third party manufacturers with sufficient financial strength to weather the economic downturn, there is a risk that the Company's suppliers could fail to make and ship orders placed by the Company. The Company could utilize its own factories and sourced manufacturers in other countries in such an event to cover any resulting shortfall; however, delivery of these products would be delayed from the original production schedule.

         MANUFACTURING. The Company currently plans to retain its internal manufacturing capability in order to continue benefiting from reduced lead times, favorable duty rates and tax benefits. The Company continues to evaluate its manufacturing facilities and independent manufacturing alternatives in order to determine the appropriate size and scope of its manufacturing facilities. There can be no assurance that the costs of products that continue to be manufactured by the Company can remain competitive with sourced products.

         LICENSING. Since late 1994, the Company has entered into several licensing agreements which enable the Company to expand the Timberland(R) brand to product categories and geographic territories in which the Company has not had an appreciable presence. The rights granted under these agreements are typically exclusive, and the Company may not terminate these agreements at will, although the Company has reserved its right to terminate these agreements for cause. The success of the Timberland brand in these products or territories will, therefore, largely depend on the efforts and financial condition of its licensees. In addition, although the Company is pursuing additional licensing opportunities, there can be no assurance that the Company will be able to locate licensees and negotiate acceptable terms with licensees for additional products and territories.

         PRICING OF PRODUCTS. The prices the Company is able to obtain for its new and expanded product offerings, and the Company's ability to increase prices of its other products, will depend upon consumer acceptance of such prices, as well as competitive and other market factors.

         MANAGEMENT AND CONTROL. Sidney W. Swartz, the Company's Chairman, and various trusts established for the benefit of his family or for charitable purposes, hold approximately 80% of the combined voting power of the Company's capital stock in the aggregate, enabling him to control the Company's affairs and to influence the election of the two directors entitled to be elected by the holders of Class A Common Stock voting separately as a class. Jeffrey B. Swartz, the Company's President and Chief Executive


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Officer, is the son of Sidney Swartz. The loss or retirement of these or other key executives could adversely affect the Company.

         LIQUIDITY AND CAPITAL RESOURCES. Management believes that the Company's capital needs for 1999 can be met through its existing credit facilities and cash flow from operations, without the need for additional long-term financing. However, the Company may need to raise additional capital in the future in order to finance its anticipated growth and capital requirements beyond 1999. The terms and availability of any such additional or replacement financing will be subject to prevailing market conditions and other factors at that time.

         In addition, the Company's revolving credit facility and senior notes place limitations on the payment of cash dividends and contain other financial and operational covenants with which the Company must comply. If the Company does not comply with such covenants, the Company's ability to use such credit facilities or to obtain other financing could be adversely affected.

         INTELLECTUAL PROPERTY. The Company has spent, and may be required in the future to spend, significant amounts to protect and defend its trade name, trademarks, patents, designs and other proprietary rights. The Company is also susceptible to injury from parallel trade and counterfeiting of its products.

         LITIGATION. The Company is involved in various litigation and legal matters which have arisen and will arise in the ordinary course of business. The costs of prosecuting or defending these matters or an unfavorable outcome in these matters could adversely affect the Company's operating results.

         ACCOUNTING STANDARDS. Changes in the accounting standards promulgated by the Financial Accounting Standards Board or other authoritative bodies could have an adverse affect on the Company's future reported operating results.

         ENVIRONMENTAL AND OTHER REGULATION. The Company is subject to various environmental and other laws and regulations, which may change periodically. Compliance with such laws or changes therein could have a negative impact on the Company's future reported operating results.